# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rithm Capital Corp., CIK 0001556593
CUSIP: 64828T888
Title of class of securities: 8.750% Series F Fixed-Rate Reset Cumulative Redeemable Preferred Stock
Address of issuer's principal executive offices: 799 BROADWAY, New York, New York (NY), 10003
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001539041

## Reporting persons
- Picton Mahoney Asset Management: type of reporting person: partnership (PN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 831,464; shared voting power 0; sole dispositive power 831,464; shared dispositive power 0; aggregate amount beneficially owned 831,464 (8.31% of the class)
  Comment: The percentages used herein are calculated based upon 10,000,000 Preferred shares outstanding as of March 31, 2026, as sourced from Bloomberg

## Item 1. Issuer
Name of issuer: Rithm Capital Corp.
Address of issuer's principal executive offices: 799 BROADWAY, New York, NEW YORK, 10003

## Item 2. Person Filing
Name of person filing: Picton Mahoney Asset Management
Address of principal business office or, if none, residence: 33 Yonge Street #320
Citizenship: CANADA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Fund Manager

## Item 4. Ownership
Amount beneficially owned: 831464
Percent of class: 8.31
Sole power to vote or to direct the vote: 831464
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 831464
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Picton Mahoney Asset Management: Catrina Duong, General Counsel and Chief Compliance Officer (04/27/2026)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.